Exhibit 21.1

List of Subsidiaries

Subsidiary Legal Name	Jurisdiction of Incorporation

Blue Coat Systems Canada, Inc.	Canada

Blue Coat Systems Ltd. (UK)	UK

Blue Coat Systems Australia Pty. Ltd.	Australia

Blue Coat Systems International, Inc.	Delaware

Blue Coat Systems Hong Kong Ltd.	Hong Kong

Blue Coat Netherlands B.V.	Netherlands

Blue Coat Systems K.K. (Japan)	Japan

Entera Corporation	Delaware

Blue Coat Systems Latvia, SIA	Latvia

Blue Coat Systems, Belgium B.V.B.A.	Belgium

Riga Corporation	Delaware

Cerberian, Inc.	Delaware

Blue Coat Systems Malaysia SDN. BHD.	Malaysia

Blue Coat Systems SARL	France

Pivot Holdings LLC	Delaware